Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

7 July 2015

PRIMA BIOMED ANNOUNCES SHARE PURCHASE PLAN

Highlights:

●	Share Purchase Plan (“SPP”) to allow eligible shareholders to subscribe for up to A$15,000 worth of new shares
●	Issue price is 5 cents per share, to raise up to A$5m, or, at the discretion of the board, any amount up to A$10m
●	Offer is for shareholders on the register as at 5pm (Sydney time) on 6 July 2015

SYDNEY, AUSTRALIA – Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), a leading immuno-oncology company, announces that it is offering existing eligible shareholders the opportunity to top up their existing investment in the company through a SPP.

The SPP will allow eligible shareholders to subscribe for up to A$15,000 worth of new shares, irrespective of the number of holdings, at 5 cents per share. The offer is for shareholders on the register as at 5pm (Sydney time) on 6 July 2015.

Prima is aiming to raise up to A$5m from the SPP, however, the Board has reserved the right to accept over subscriptions of any amount up to A$10 million. Acceptances under this SPP are expected to be on a first-come, first served basis.

Details of the SPP

The company intends to offer up to 100,000,000 new fully paid ordinary shares in Prima (“New Shares”) under the SPP to eligible shareholders. Each eligible shareholder will be entitled to subscribe for up at A$15,000 worth of New Shares (irrespective of the number of holdings) at an issue price of 5 cents per New Share (“the Offer Price”) and will incur no brokerage and transaction costs.

Participation in the SPP is optional and will be open to eligible shareholders, being shareholders of record as at 6 July 2015 whose registered address is in Australia, New Zealand, or, at the Company’s absolute discretion, another jurisdiction in which it is lawful to make the SPP offer to them without a prospectus, disclosure document, product disclosure statement or any lodgement, filing, registration or qualification, in each case, under the securities laws of that jurisdiction.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

If the total value of applications for New Shares (“Applications”) exceeds the target raise of $5 million (or as may be increased to $10 million), Prima has the absolute discretion to scale back Applications. In the event of a scale back occurring, the Company reserves the right to give priority to Eligible Shareholders who have applied for New Shares, on a ‘first come, first served’ basis.

Full details of the SPP will be set out in a booklet containing the terms and conditions of the SPP (“SPP Booklet”) to be distributed to eligible shareholders when the offers under the SPP are made, which is expected to be on or after 10 July 2015. The Company will not be seeking shareholder approval for the issue of the New Shares under the Share Purchase Plan.

Use of funds

The funds from the SPP (based on a capital raising of A$5 million) will be used to commence two new clinical trials of IMP321 as outlined below and for general working capital purposes:

●	A Phase IIb chemo-immunotherapy trial of IMP321 in combination with paclitaxel to treat metastatic breast cancer in patients not eligible to receive trastuzumab (Herceptin®)
●	A Phase I trial of IMP321 in combination with an immune checkpoint inhibitor.

The funds (including any additional capital raising up to $10 million) will also be used to progress the research and development programs for IMP321 and LAG-3 in Prima’s Paris laboratory.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange, on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Share Registry:

Boardroom Pty Limited on 1300 737 760 (within Australia) or

+61 2 9290 9600 (outside Australia), between Monday to Friday 9am to 5pm.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889